The Real Brokerage Inc. Announces
Fourth Quarter and Full Year 2021
Financial Results

Achieves 612% year over year revenue growth in Q4 2021 to US $50 million and 635% year over year revenue growth in FY 2021 to US $122 million

TORONTO and NEW YORK, March 18, 2022 /PRNewswire/ -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, is pleased to announce it has filed its financial results for the three and twelve months ended December 31, 2021.

Additional information concerning Real's audited consolidated financial statements and related management's discussion and analysis for the three and twelve months ended December 31, 2021 can be found on the Company's profile at www.sedar.com. Unless otherwise stated, all dollar amounts are in thousands of U.S. dollars.

Financial Highlights

• Annual revenue increased 635% to $121.7 million in 2021 from $16.60 million in 2020 and increased 612% to 50.4 million in Q4 2021.

• Gross profit grew 415% to $11 million in 2021 and increased 449% to $4.1 million in the fourth quarter of 2021.

• Net operating loss was $11.7 million in 2021 compared to $3.6 million in 2020.

• Net operating loss in Q4 2021 was $3.8 million, compared to a net operating loss of $1.3 million in Q4 2020.

• Adjusted EBITDA loss was $5.1 million in 2021 compared to $1.8 million in 2020.

• Adjusted EBITDA loss for Q4 2021 was $2.9 million compared to Adjusted EBITDA loss of $0.4 million in Q4 2020.

• Losses as a percentage of revenue decreased to 10% in 2021 compared to 22% in 2020.

• Cash flow from operations increased by 342% to $3.9 million in 2021 compared to $(1.6) million in 2020.

• Cash flow from operations increased by 303% to $1.6 million in Q4 2021.

• As at December 31, 2021, Real had $38 million in cash and investments compared to $21 million at December 31, 2020. The Company repurchased $12.6 million of common shares pursuant to its normal course issuer bid in 2021.

"We continue to experience rapid growth through the combination of increases in number of agents and revenue per agent," said Tamir Poleg, co-founder and CEO of Real. "Looking ahead we are focused on adding ancillary services and building consumer facing technology, that further improves the home buying experience. Doing so will also add more revenue streams and increase our total addressable market as we expand into the online real estate industry. Importantly, we feel we have a sustainable business model with $38 million on our balance sheet and operating at cash flow positive."

Operational Highlights

• Surpassed 3,850 agents December 2021, a 161% increase since December 2020.

• The value of completed real estate transactions grew 648% to $4.4 billion in 2021 compared to $589 million in 2020 and increased 620% to $1.7 billion in Q4 2021.

• Revenue per agent grew 182% to $31.6 thousand in 2021 compared to $11.2 thousand in 2020 and increased 173% to $13.1 thousand in Q4 2021 compared to Q4 2020.

• Transactions per agent grew to 6.1 in 2021, an 84% increase compared to 2.99 in 2020.

• Bolstered its management team with the additions of Katharine Mobley as Chief Marketing Officer and Raj Naik as Chief Operating Officer.

• As of December 31, 2021, 2021, Real offered real estate brokerage services in 40 U.S. states, the District of Columbia and Alberta, Canada and Ontario, Canada.

• As of December 31, 2021, Real's efficiency ratio (Full Time Employees : Agents) was 1:62, with a long term target of 1:75 . Real views this as a competitive advantage as the industry standard is a ratio of approximately 1:25.

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. EST.

Details of the conference call are listed below:

Date:	Friday, March 18, 2022
Time:	11:00 a.m. EST*
Dial-in Number:	North American Toll Free: 877-545-0523
International: 973-528-0016
Access Code:	489522
https://www.webcaster4.com/Webcast/Page/2699/44802
Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Passcode:	44802
Webcast Replay	https://www.webcaster4.com/Webcast/Page/2699/44802
*Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 41 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:
The Real Brokerage Inc.
Caroline Glennon
thunder11@therealbrokerage.com
1+201-564-4221

Investors, for more information, please contact:
Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Non-IFRS Measures

This news release includes reference to "Adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included this non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table reconciles the non-IFRS measure to the most comparable IFRS measure for the three and twelve months ended December 31, 2021.  This measure does not have any standardized meaning under IFRS and is not a measure of financial performance under IFRS, and therefore, may not be comparable to similar measures presented by other companies.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.

The Real Brokerage Inc

Consolidated Statement of Financial Position

(unaudited)

	December 31, 2021	December 31, 2020
Assets
Cash	29,082	21,226
Restricted cash	47	47
Investment securities available for sale at fair value	8,811	-
Trade receivables	254	117
Other receivables	23	221
Prepaid expenses and deposits	448	89
Current assets	38,665	21,700
Intangible assets	451	-
Goodwill	602	-
Property and equipment	170	14
Right-of-use assets	109	193
Non-current assets	1,332	207
Total assets	39,997	21,907
Liabilities
Accounts payable and accrued liabilities	6,604	815
Other payables	3,351	64
Lease liabilities	91	85
Current liabilities	10,046	964
Lease liabilities	40	130
Accrued stock-based compensation	2,268	15
Warrants outstanding	639	-
Non-current liabilities	2,947	145
Total liabilities	12,993	1,109
Equity (Deficit)
Share premium	63,397	21,668
Stock-based compensation reserve	6,725	2,760
Deficit	(30,127)	(18,448)
Other Reserves	(347)	-
Treasury Stock, at cost	(12,644)	-
Equity (Deficit) attributable to Owners	27,004	5,980
Non-controlling interests	-	14,818
Total liabilities and equity	39,997	21,907

The Real Brokerage Inc

Consolidated Statement of Loss and Comprehensive Loss

(unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Revenue	50,479	7,090	121,681	16,559
Cost of sales	46,371	6,342	110,587	14,405
Gross profit	4,108	748	11,094	2,154
General & Administrative expenses	3,378	1,404	10,573	3,658
Marketing expenses	3,790	456	7,808	905
Research and development expenses	682	258	3,979	405
Other income	(249)	(167)	(249)	(168)
Operating loss	(3,493)	(1,203)	(11,017)	(2,646)
Listing expenses	-	32	-	835
Finance costs	352	111	662	140
Net Loss	(3,845)	(1,346)	(11,679)	(3,621)
Unrealized losses on available for sale investment portfolio	(352)	-	(352)	-
Foregign currency translation adjustment	4	-	5	-
Compreshensive Loss	(4,193)	(1,346)	(12,026)	(3,621)
Loss per Share
Basic and diluted loss per share	(0.02)	(0.01)	(0.07)	(0.04)

The Real Brokerage Inc

Non-GAAP Net Income (loss) to Adjusted EBITDA Reconciliation

(In thousands)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Net Income (loss)	(4,193)	(1,346)	(12,026)	(3,621)
Non operating expenses
Interest	699	111	1,009	140
Depreciation	83	32	213	91
Stock-based compensation	494	802	5,207	1,138
Listing expenses	-	-	-	459
NASDAQ listing expenses	(99)	-	356	-
Restructuring expense	54	-	117	-
Adjusted EBITDA	(2,962)	(401)	(5,124)	(1,793)

The Real Brokerage Inc

Non-GAAP Net Income (loss) to Adjusted EBITDA Reconciliation
(In thousands)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Cash flows from operating activities
Loss for the period	(4,193)	(1,346)	(12,026)	(3,621)
Adjustments for:
- Depreciation	84	25	213	91
- Equity-settled share-based payment transactions	1,110	802	4,030	1,138
- Listing expenses	3	-	-	459
- Gain on available for sale investment portfolio	(223)	-	(223)	-
- Unrealized loss on available for sale investment portfolio	352	-	352	-
- Finance costs (income), net	254	112	565	140
	(2,613)	(407)	(7,089)	(1,793)
Changes in:
- Trade receivables	21	53	(137)	(61)
- Other receivables	-	(199)	198	(211)
- Prepaid expenses and deposits	112	(29)	(359)	(56)
- Accounts payable and accrued liabilities	649	(167)	5,789	479
- Stock Compensation Payable (RSU)	1,184	15	2,253	15
- Other payables	2,303	6	3,287	24
Net cash provided by (used in) operating activities	1,656	(728)	3,942	(1,603)
Cash flows from investing activity
Investments in securities	(50)	-	(8,940)	-
Purchase of property and equipment	(107)	(9)	(172)	(16)
Acquisition of subsidiaries consolidated for the first time (a)*	1	-	(1,099)	-
Net cash provided by (used in) investing activity	(156)	(9)	(10,211)	(16)
Cash flows from financing activities
Proceeds from private placement	-	-	-	2,088
Additional proceeds from Qualifying Transaction	-	-	-	321
Proceeds from exercise of warrants	-	-	26,475	-
Proceeds from Pipe Transaction	-	20,401	-	20,401
Proceeds from issuance of convertible debt	-	-	-	250
Proceeds from loans and borrowings	-	(170)	-	-
Purchases of Common Shares for Restricted Share Unit (RSU) Plan	(8,872)	-	(12,644)	-
Proceeds from exercise of stock options	160	-	207	-
Payment of lease liabilities	(22)	(63)	(84)	(127)
Net cash provided by financing activities	(8,734)	20,168	13,954	22,933
Net change in cash and cash equivalents	(7,234)	19,431	7,685	21,314
Cash, beginning of period	36,077	1,936	21,226	53
Fluctuations in foreign currency	238	(141)	171	(141)
Cash, end of period	29,081	21,226	29,082	21,226